UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, management’s discussion and analysis and unaudited interim condensed consolidated financial statements included in exhibit 99.2, exhibit 99.3 and exhibit 99.4 hereto are incorporated by reference as exhibits into the Registration Statements on Form F-3 (File Nos. 333-203567, 333-208507 and No. 333-202632 on the post-effective amendment #1 on Form F-3 to Form F-4) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922, 333-178350, 333-207754, 333-207750 and 333-207748).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: May 26, 2016	By:	/s/ Janice R. Fukakusa
	Name:	Janice R. Fukakusa
	Title:	Chief Administrative Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Second Quarter 2016 Earnings Release

99.2	Second Quarter 2016 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim condensed consolidated financial statements)

99.3	Industry Guide 3 – Return on Equity and Assets Ratios

99.4	Consolidated Ratios of Earnings to Fixed Charges

Rule 13a-14(a)/15d-14(a) Certifications

31.1	• Certification of the Registrant’s Chief Executive Officer

31.2	• Certification of the Registrant’s Chief Financial Officer